December 23, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of your letter dated December 10, 2010, and appreciate your input with respect to our compliance with the applicable disclosure requirements.  We have restated your review comments below and our responses thereto follow:

SEC COMMENT

Form 10-Q for the Period Ended June 30, 2010

1.
“The company deconsolidated Macoven in July 2009 when it transferred its shares to certain shareholders of Pernix.  40% of Macoven shares were transferred to an executive officer of operations of Pernix in January 2009.  The remaining 60% was transferred in July 2009 to the shareholders of Pernix.  Pernix granted Macoven a non-exclusive license to develop, market and sell generic products based on Pernix branded products and paid Macoven a one-time development fee of $1.5 million.  The original agreement filed as Exhibit 10.2 in the 8-K filed March 15, 2010 stated that Pernix would get 100% of the sales up to the $1.5 million development fee.  The amended agreement filed in an 8-K on June 28, 2010 clarifies that there is no limit to the sales that Pernix would receive.  The agreement also states that Pernix retains complete control over the commercialization and promotion of any and all Pernix products and generic products.  In addition, the agreement states that Pernix could change, at any time, the products being sold by Macoven.  Based on the agreements, it appears that Pernix still had the power to direct activities of Macoven and the right to receive benefits that were potentially significant to Macoven.  Please provide the following information relating to the deconsolidation and repurchase of Macoven.”

•	Provide us a robust analysis under ASC 810-25-38 as to how you concluded that Macoven was not a variable interest entity at the time of deconsolidation.

•	Clarify in the filing whether there is a written agreement stating that the Macoven shareholders would fund the losses or provide financing.

•	Please clarify in the filing the methodology and assumptions for the valuation [of] the net assets of Macoven upon re-acquisition in September 2010.

PERNIX RESPONSE

  Macoven was organized in 2008 for the purpose of launching generic drugs and entering into collaborative arrangements for the development and marketing of generic drugs.  The intent in the creation and operation of Macoven was not for the sole purpose of developing authorized generic equivalents of Pernix branded products but to also develop and commercialize authorized generic equivalents of non-Pernix branded products.  Prior to entering into the reverse merger agreement with Golf Trust of America, Inc. (“GTA”) in October 2009, Pernix deconsolidated Macoven after Pernix and GTA were unable to agree on an appropriate value for Macoven, given it did not have any significant operations at the time. However, following its deconsolidation in July 2009, Macoven was sufficiently capitalized (with no outstanding debt) and operated independent of Pernix.  In the event Macoven were to incur losses following its deconsolidation, those losses would have either been funded by its shareholders or through traditional lending sources, but not by Pernix.  Although no written agreement stating that the Macoven shareholders would fund the losses or provide financing was executed, we have confirmed with the shareholders of Macoven that they would have funded Macoven as necessary or sought traditional lending.

Pernix Therapeutics Holdings, Inc.
12/23/10

At the time of the deconsolidation, Macoven was in active negotiations with various pharmaceutical companies regarding product development and collaboration arrangements.  In addition to its development agreement with Pernix, Macoven had two collaboration arrangements in place that began to generate revenue in April 2009.  Further, Macoven had already entered into its own customer contracts

As provided in the development agreement with Pernix, Pernix granted Macoven a non-exclusive license to develop, market and sell generic equivalents of Pernix branded products.  Pernix paid  Macoven a one-time development fee of $1.5 million for the right to receive 100% of the net sales of generic equivalents based on Pernix’s branded products.  However, the agreement gave Pernix no control over the ability to direct the activities of Macoven with respect to the development and commercialization of non-Pernix generic equivalents, nor did it entitle Pernix to any portion of the proceeds from sales of such products. The agreement could be terminated by either party with reasonable notice as stated in the agreement.

With respect to risk of loss, if Macoven were to experience losses, the shareholders in Macoven verbally confirmed that those losses would have either been covered by the shareholders of Macoven or through traditional lending sources such as a revolving bank line, as discussed above.

We analyzed whether Macoven was a variable interest entity (“VIE”) pursuant to the requirements of Accounting Standards Codification (“ASC”) Topic 810 and whether Pernix was the primary beneficiary.  As part of this analysis we considered the following factors from SFAS No. 167 paragraph 14 (now included in ASC Topic 810):

An enterprise shall consolidate a variable interest entity when that enterprise has a variable interest (or combination of variable interests) that provides the enterprise with a controlling financial interest on the basis of the provisions in paragraphs 14A–14G. The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity.

14A. An enterprise with a variable interest in a variable interest entity shall assess whether the enterprise has a controlling financial interest in the entity and, thus, is the entity’s primary beneficiary. This shall include an assessment of the characteristics of the enterprise’s variable interest or interests and other involvements (including involvement of related parties and de facto agents), if any, in the variable interest entity, as well as the involvement of other variable interest holders. Additionally, the assessment shall consider the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders. An enterprise shall be deemed to have a controlling financial interest in a variable interest entity if it has both of the following characteristics:

a. The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

When the amended guidance (FAS 167) was issued and adopted by the Company, management performed an ongoing reassessment under the amended guidance, ASC 810-25-38.  Management concluded that while certain individuals within the management of Pernix had the power to influence the activities of Macoven due to their ownership, the majority of the day-to-day operations of Macoven were primarily handled by a member who was neither an employee nor a shareholder of Pernix.

b. The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The quantitative approach prescribed in paragraph 8 of this Interpretation is not required and shall not be the sole determinant as to whether an enterprise has these obligations or rights.

Pernix Therapeutics Holdings, Inc.
12/23/10

The applicable guidance at the time of the deconsolidation was FIN 46(R).  We analyzed FIN 46(R) and determined  that there were no obligations, implied or contractual, that required Pernix to fund losses or provide financing to Macoven.  As discussed above, the shareholders of Pernix would not have absorbed Macoven’s losses nor did Pernix have the right to receive any residual returns from Macoven’s operations outside of generic equivalents of Pernix branded products.

Further FIN 46(R) requires subsequent reconsideration of whether an enterprise is the primary beneficiary of a variable interest entity only when specific events occur.  During 2009, no specific events occurred that would have required management to reconsider its prior conclusion.  As an additional consideration, management reviewed the operations of Macoven in 2009 and concluded that, in any event, they were immaterial to Pernix. If the operations of Macoven has been consolidated into the operations of Pernix as of the year ended December 31, 2009, net sales would have increased by approx $790,000., or 2.8%, while net income and earnings per share would have remained unchanged.

Only one enterprise, if any, is expected to be identified as the primary beneficiary of a variable interest entity. Although more than one enterprise could have the characteristic in paragraph 14A(b), only one enterprise, if any, will have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

As evidenced by distributions, the shareholders of Macoven were the primary beneficiaries of its operations.

14B. An enterprise must identify which activities most significantly impact the entity’s economic performance and determine whether it has the power to direct those activities. An enterprise’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the entity. An enterprise does not have to exercise its power in order to have power to direct the activities of an entity.

The sales of Pernix authorized generics did not “most significantly impact the entity’s economic performance” but was only one operating activity of Macoven. The Pernix pharmaceutical agreement was benefical to Macoven as it expanded Macoven's ability to market its non Pernix generic products by allowing Macoven to offer a broader range of products to its customers.

14C. An enterprise’s determination of whether it has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single enterprise (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights. A single enterprise (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. Protective rights held by other parties do not preclude an enterprise from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. Protective rights are designed to protect the interests of the party holding those rights without giving that party a controlling financial interest in the entity to which they relate. They include, for example:
a. Approval or veto rights granted to other parties that do not affect the activities that most significantly impact the entity’s economic performance. Protective rights often apply to fundamental changes in the activities of an entity or apply only in exceptional circumstances. For example:

(1) A lender might have rights that protect the lender from the risk that the entity will change its activities to the detriment of the lender, such as selling important assets or undertaking activities that change the credit risk of the entity.

(2) Other interests might have the right to approve a capital expenditure greater than a particular amount or the right to approve the issuance of equity or debt instruments.

b. The ability to remove the enterprise that has a controlling financial interest in the entity in circumstances such as bankruptcy or on breach of contract by that enterprise.

c. Limitations on the operating activities of an entity. For example, a franchise agreement for which the entity is the franchisee might restrict certain activities of the entity but may not give the franchisor a controlling financial interest in the franchisee. Such rights may only protect the brand of the franchisor.

No specific equity holder of Macoven has out rights, therefore this paragraph is not applicable to this analysis.

Pernix Therapeutics Holdings, Inc.
12/23/10

14D. If an enterprise determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If an enterprise concludes that power is not shared but the activities that most significantly impact the entity’s economic performance are directed by multiple unrelated parties and the nature of the activities that each party is directing is the same, then the party, if any, with the power over the majority of those activities shall be considered to have the characteristic in paragraph 14A(a).

Kick-out rights or participating rights are not applicable in this analysis.

14E. If the activities that impact the entity’s economic performance are directed by multiple unrelated parties, and the nature of the activities that each party is directing is not the same, then an enterprise shall identify which party has the power to direct the activities that most significantly impact the entity’s economic performance. One party will have this power, and that party shall be deemed to have the characteristic in paragraph 14A(a).

Not applicable.

14F. Although an enterprise may be significantly involved with the design of an entity, that involvement does not, in isolation, establish that enterprise as the enterprise with the power to direct the activities that most significantly impact the economic performance of the entity. However, that involvement may indicate that the enterprise had the opportunity and the incentive to establish arrangements that result in the enterprise being the variable interest holder with that power. For example, if a sponsor has an explicit or implicit financial responsibility to ensure that the entity operates as designed, the sponsor may have established arrangements that result in the sponsor being the enterprise with the power to direct the activities that most significantly impact the economic performance of the entity.

The deconsolidation was not contemplated or planned at the time of its initial formation.  Rather, Pernix deconsolidated Macoven pursuant to the reverse-merger negotiations with GTA as discussed above. Therefore, the structure or design of the entity and any resulting variability was not designed to transfer the rewards or any residual losses from the equity holders of Macoven to Pernix.

14G. Consideration should be given to situations in which an enterprise’s economic interest in a variable interest entity, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of an enterprise’s economic interest may be indicative of the amount of power that enterprise holds.

Not applicable.

Based on our analysis summarized above, Macoven was not considered a variable interest entity requiring consolidation.

With respect to the valuation analysis related to the re-acquisition of Macoven, the Company engaged an independent valuation specialist (the “Specialist”) to assist management in estimating the fair value of the net assets acquired in accordance with ASC 820 – Fair Value Measurements. The Specialist utilized the guideline public company method, an application of the market approach and the discounted cash flow method, an application of the income approach in estimating the fair value of Macoven’s net assets.  The comparative transactions method, another application of the market approach was considered and researched but not utilized as an applicable valuation methodology due to the unavailability of similar transactions that could serve as valid comparables.

Pernix Therapeutics Holdings, Inc.
12/23/10

Six publicly traded generic pharmaceutical companies were selected to serve as guideline public companies based on their reasonable similarity with respect to operating characteristics to Macoven. While there may be significant differences in terms of size, long-term growth and other specific risk characteristics between Macoven and the selected guideline public companies, a market participant can be reasonably expected to examine public companies exposed to similar market conditions as the subject company in evaluating key value drivers. In applying the guideline public company method, the relevant median multiples implied by the market capitalization of the selected guideline public companies as of September 8, 2010, the re-acquisition date, were qualitatively adjusted to account for differences in size and long-term growth between the guideline public companies and Macoven. The adjusted multiples were then applied to the applicable financial metric to provide an indication of enterprise value for Macoven.

In applying the discounted cash flow method, we provided the specialist with a set of reasonable financial projections reflecting future economic benefits attributable to current product portfolio and growth opportunities related to certain collaboration agreements. The calculation of discounted future benefits was based on projections provided by Macoven’s president which were primarily focused on the current product portfolio and growth opportunities for certain collaboration agreements.  These projections were reviewed at length by the members of the independent special committee of Pernix’s  board of directors approving the transaction.  Our review of the assumptions underlying the projections included review and discussion of the following:

•	Anticipated new product lines
•	Profit share agreements and profit splits
•	Cost of goods sold
•	R&D expenses
•	Returns, allowances, Medicaid rebates and discounts offered
•	Required working capital
•	Capital expenditures

We believe that that the projections were reasonably reflective of market participant expectations and devoid of any buyer specific synergies uniquely attributable to Pernix. The net cash flows to invested capital indicated by the projections were discounted to present value utilizing a rate of return that was deemed to be commensurate with the risk in the forecast. The rate of return was developed using a weighted average cost of capital in which the cost of equity was derived using the modified capital asset pricing model (MCAPM) and the cost of debt was based on a premium over the yield for Baa rated debt as of the re-acquisition date. Key valuation assumptions including marginal tax rate, capital structure weights, re-levered equity beta and working capital requirements were based on analysis of the guideline public companies. The continuing or terminal value was estimated using the Gordon growth methodology in which a long-term growth rate slightly above expected long-term inflation was utilized.

The indications of value from the guideline public company method and the discounted cash flow method were deemed to provide a reasonable range of fair values for the net assets of Macoven and these indications were weighted to arrive at a point estimation of fair value. The fair value was then allocated in accordance with ASC 805 – Business Combinations to applicable tangible and intangible assets at their respective fair values. The intangible assets that were deemed material included the non-compete agreement with a key Macoven executive and an exclusive supply agreement for a key ingredient.  These intangibles were considered in the company’s preliminary allocation of the purchase price included in our third quarter 10-Q filing.

SEC COMMENT

Management’s Discussion and Analysis – Allowances for Returns, Rebates, and Discounts, page 22

Pernix Therapeutics Holdings, Inc.
12/23/10

2.            “ We have reviewed your response to our prior comment four and have the following comments:

•
With respect to the first bullet, as previously requested, please disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

•
With respect to the table provided in Exhibit B, please disaggregate the amounts of the provision attributable to the current year sales from the prior year sales in your roll-forward.  Lastly, please clarify whether there have been any material changes in your estimate for the periods presented in your financial statements.”

PERNIX RESPONSE

We consistently strive to improve our disclosure so that investors have the information necessary to make prudent decisions regarding our company.   Please find attached as Exhibit A the original disclosure of Allowances for Returns, Rebates and Discounts on page 22 of our Form 10-Q filed on  August 16, 2010 and as Exhibit B the proposed expanded disclosure to be filed in future quarterly/annual filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tracy S. Clifford
Chief Financial Officer

Pernix Therapeutics Holdings, Inc.
12/23/10

EXHIBIT A

Allowances for Returns, Discounts and Rebates

Pernix’s estimates of product rebates and discounts are based on its estimated mix of sales to various third-party payors, which are entitled either contractually or statutorily to discounts from Pernix’s listed prices of its products. Pernix makes these judgments based upon the facts and circumstances known to it in accordance with accounting principles generally accepted in the United States  (“GAAP”). In the event that the sales mix to third-party payors is different from its estimates, Pernix may be required to pay higher or lower total rebates than it has estimated.

The following table sets forth a summary of Pernix’s Allowances for Returns, Discounts and Rebates as of June 30, 2010 and 2009 (in thousands).

	Sales Returns	Rebates	Discounts

Balance at December 31, 2008	$2,386	$738	$709
Current provision	2,810	4,824	2,938
Payments and credits	(1,221)	(3,261)	(3,000)
Balance at December 31, 2009	3,975	2,301	647
Current provision	690	3,576	1,245
Payments and credits	(1,210)	(3,447)	(1,705)
Balance at June 30, 2010	$3,455	$2,430	$187

Pernix Therapeutics Holdings, Inc.
12/23/10

EXHIBIT B

With respect to the comments above, we propose that our disclosure in future filings would be revised as follows in this example (in thousands):

	Returns	Rebates	Discounts
Balance at December 31, 2008	$2,386	$738	$709
Current year provision	2,843	4,824	2,938
Prior year provision	(33)	-	-
Payments and credits	(1,221)	(3,261)	(3,000)
Balance at December 31, 2009	3,975	2,301	647
Current provision	1,180	3,576	1,245
Prior year provision	(490)	-	-
Payments and credits	(1,210)	(3,447)	(1,705)
Balance at June 30, 2010	$3,455	$2,430	$187

      Product Returns. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return the majority of its products within an 18-month period, from six months prior to and up to twelve months subsequent to the expiration date of its product. The Company’s  products  have a 24 to 36 month expiration period from the date of manufacture.  The Company adjusts its estimate of product returns if it becomes aware of other factors that it believes could significantly impact its expected returns. These factors include its estimate of inventory levels of its products in the distribution channel, the shelf life of the product shipped, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the remaining time to expiration of the product, and the forecast of future sales of the product, as well as competitive issues such as new product entrants and other known changes in sales trends. The Company estimates returns at approximately 5% of gross sales for the Brovex line of products and approximately 7% of gross sales for all other product lines sold during the three months ended June 30, 2010.  The Company has compiled historical data back to 2004 to derive the average return percentages of its products. The Company evaluates these reserves on a quarterly basis, assessing each of the factors described above, and adjusts the reserve accordingly. The lower estimate on Brovex sales is due to the fact that the majority of the sales of this product are Medicaid, which typically have a lower return rate.   We do not believe there is reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate returns.  However, if estimates regarding product demand are inaccurate, if changes in the competitive environment effect demand for certain products, or if other unforeseen circumstances effect a product’s salability, we may be exposed to losses or gains that could be material.  A 1% difference in our current year provision assumptions for the six months ended at June 30, 2010 would have affected net earnings by approximately $174,000.

Pernix Therapeutics Holdings, Inc.
12/23/10

    Rebates. The liability for managed care rebates is estimated based on historical and current rebate redemption and utilization rates with respect to each contract and submitted by each state.    As the Company continues to expand its product line and more of the Company’s products become eligible for Medicaid in various states, the Company will incorporate assumptions related to rates and utilization for those states and products which could potentially have a material impact on future estimates and assumptions that we use to calculate Medicaid rebates.  With respect to the provision for the six months ended June 30, 2010, a 1% difference in our current year provision assumptions would have affected net earnings by approximately $264,000.

           Discounts. The Company’s estimates of discounts and price adjustments are applied pursuant to the contracts negotiated with certain customers and are primarily based on sales volumes.  The Company, from time to time, offers certain promotional product-related incentives to its customers. These programs include sample cards to retail consumers, certain product incentives to pharmacy customers and other sales stocking allowances. For example, the Company has initiated voucher programs for its promoted products whereby the Company offers a point-of-sale subsidy to retail consumers. The Company estimates its liabilities for these voucher programs based on  redemption information provided by a third party claims processing organization. The Company accounts for the costs of these special promotional programs as price adjustments, which are a reduction of gross revenue.  Discounts are calculated based on contracted rates or actual discounts at the negotiated at the time of sale.  Based on our historical experience, actual discounts do not deviate materially from calculated estimates.

      Prompt Payment Discounts. The Company typically offers its wholesale customers a prompt payment discount of 2% as an incentive to remit payments within the first 30 or 60 days after the invoice date depending on the products purchased.

Signature

Pernix Therapeutics Holdings, Inc.

By:	/s/ Tracey Clifford
Name: Tracy Clifford
Title: Chief Financial Officer